Exhibit 99.1

Green Circle Decarbonize Technology Limited Announces 1-for-6 Share Consolidation to Become Effective on October 7, 2026

Hong Kong, September 23, 2026 – Green Circle Decarbonize Technology Limited (the “Company”) (NYSE American: GCDT), a Cayman Islands holding company that, through its Hong Kong subsidiary, Boca International Limited, develops and manufactures Phase Change Material (PCM-TES) storage systems designed for cooling and heating applications, today announced that it will effect a 1-for-6 share consolidation (“Share Consolidation”) of its ordinary shares, including its class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”).

The Share Consolidation was approved by the Company’s board of directors and subsequently approved by the Company’s shareholders at an Extraordinary General Meeting held on August 10, 2026.

Share Consolidation

The Share Consolidation will combine every six (6) issued and unissued shares of the Company’s authorized share capital into one (1) share, with the par value of each share increasing from US$0.001 to US$0.006. The Share Consolidation will become effective at 12:01 a.m. Eastern Time on Wednesday, October 7, 2026.

The Company’s Class A Ordinary Shares are expected to commence trading on a split-adjusted basis at the opening of trading on the NYSE American on Wednesday, October 7, 2026, subject to applicable NYSE American procedures.

The Company’s Class A Ordinary Shares will continue to trade on the NYSE American under the Company’s existing trading symbol, “GCDT.” The new CUSIP number for the Class A Ordinary Shares following the Share Consolidation will be G4092C131.

The Share Consolidation will proportionately reduce the number of issued and outstanding Class A Ordinary Shares. The Company’s authorized share capital will also be adjusted to reflect the Share Consolidation in accordance with the Company’s amended and restated memorandum and articles of association.

No fractional shares will be issued as a result of the Share Consolidation. Any fractional share entitlement resulting from the Share Consolidation will be rounded up to the next whole share in accordance with the shareholder resolution approving the Share Consolidation.

The 1-for-6 Share Consolidation will automatically combine six (6) existing Class A Ordinary Shares into one (1) new Class A Ordinary Share. The Company’s transfer agent, Odyssey Trust Company, will serve as transfer and exchange agent in connection with the Share Consolidation.

Registered shareholders holding pre-consolidation Class A Ordinary Shares electronically in book-entry form will not be required to take any action to receive their post-consolidation shares. Shareholders holding Class A Ordinary Shares through a broker, bank, trust company or other nominee will have their positions automatically adjusted to reflect the Share Consolidation, subject to the particular procedures of their broker, bank or nominee, and will not be required to take any action in connection with the Share Consolidation.

Holders of physical share certificates should contact Odyssey Trust Company for instructions regarding the exchange of certificates for post-consolidation shares.

Additional Information

Each outstanding stock option, warrant, restricted share unit or other security convertible into or exercisable for the Company’s ordinary shares that remains outstanding immediately prior to the effective time of the Share Consolidation will, as applicable, be adjusted in accordance with the terms of the applicable instrument, agreement or plan to reflect the 1-for-6 Share Consolidation.

The Share Consolidation will increase the par value of the Company’s shares from US$0.001 to US$0.006 per share and will result in a corresponding adjustment to the Company’s authorized share capital.

The primary purpose of the Share Consolidation is to increase the per-share trading price of the Company’s Class A Ordinary Shares and support the Company’s continued compliance with the NYSE American’s continued listing requirements.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Chief Financial Officer

Email: louis.leung@vbg.com.hk